Exhibit 99.1

[For Immediate Release]

Mint’s Majority Owned Subsidiary Rice Robotics Hong Kong Enters into Non-Exclusive Framework Cooperation Agreement with Vengine to Scale Manufacturing Network

Hong Kong, Sept. 10, 2026 (GLOBE NEWSWIRE) -- Mint Incorporation Limited (“Mint” or the “Company”, together with its subsidiaries, the “Group”, NASDAQ: MIMI), a Hong Kong-based company strategically focused on artificial intelligence (AI) and robotics, and an established business interior design and fit-out works provider, today announced that Rice Robotics (Hong Kong) Limited (“Rice Robotics Hong Kong”), a subsidiary of Rice Robotics AGI Holding Limited, an majority owned subsidiary of the Company, has entered into a non-exclusive Framework Cooperation Agreement (the “Agreement”) with Vengine Limited (“Vengine”), a Hong Kong-based venture building platform with deep manufacturing resources and supply chain networks in the robotics and embodied intelligence sector.

The Agreement establishes a non-binding framework for Rice Robotics Hong Kong and Vengine to explore potential cooperation across the following areas: product development support, manufacturing support, and distribution support and channel recommendation. Under the manufacturing pillar, Vengine may leverage its network to identify and facilitate introductions to manufacturers capable of supporting mass production of Rice Robotics’ existing and new product lines. Vengine may also utilize its channel resources to recommend potential customers and channel partners, and to assist Rice Robotics Hong Kong in expanding into domestic and international markets.

The Agreement is non-exclusive, allowing each party to pursue similar arrangements with other partners. The Agreement does not commit either party to enter into any transaction and does not provide for any minimum purchase, volume, revenue or payment obligation. Specific terms, deliverables, timelines, and commercial conditions for any actual cooperation will be determined by separate written statements of work to be executed by the parties before any cooperation commences. No statement of work has been entered into as of the date of this press release. There can be no assurance that any statement of work will be entered into, that any introduction made under the Agreement will result in a manufacturing or distribution, or that the Agreement will have any effect on the Company’s results of operations or financial condition.

Mr. Damian Chan, Chairman of the Board and Chief Executive Officer of Mint, stated: “This framework agreement marks an important milestone in Mint’s broader robotics strategy. By connecting Rice Robotics Hong Kong with Vengine’s manufacturing network, particularly its strategic partnership with VTech Communications Limited (a subsidiary of VTech Holdings Limited, a Hong Kong Listing company), we are seeking to strengthen our supply chain resilience and scaling capacity to meet growing demand across Hong Kong and Asia. This collaboration aligns with our strategy of building a robust robotics ecosystem that can deliver innovative solutions at scale.”

Mr. Victor Lee, Founder of Rice Robotics and Chief Executive Officer of Rice Robotics AGI Holding Limited, said: “We are excited to partner with Vengine to unlock new manufacturing capabilities and expand our market presence. Vengine’s deep manufacturing relationships and supply chain network will be invaluable as we ramp up production to meet the increasing demand for our service robots across Asia and beyond.”

Ms. Kiki Wang, Partner of Vengine, added: “Vengine is committed to supporting high-potential ventures like Rice Robotics Hong Kong by unlocking manufacturing capacity and connecting them with the right partners. This collaboration aligns perfectly with our mission to accelerate the commercialization of advanced robotics technologies in the Greater Bay Area and beyond.”

- End-

Mint Announces Strategic Framework Agreement Between Rice Robotics and Vengine to Scale Manufacturing and Expand Investment Network

10 September 2026

About Mint Incorporation Limited

Mint Incorporation Limited (NASDAQ: MIMI) is a Hong Kong-based company listed on NASDAQ, strategically focused on artificial intelligence (AI), robotics, and interior design and fit-out works. The Group conducts its operations primarily through wholly-owned subsidiaries and joint venture entities in Hong Kong and Singapore, including Rice Robotics AGI Holding Limited, a British Virgin Islands joint venture company owned as to 54% by the Group’s wholly-owned subsidiary Aspiration X Limited and 12.5% by Rice Robotics Holdings Limited, which focuses on the development and sale of next-generation AI companion robots. The Group also provides interior design and fit-out services through Matter International Limited, Grand Engineering and Construction Limited and Spark Interiors Limited. Anchored by innovation and practical application, Mint is committed to enhancing efficiency, safety, and quality of life across industries.

About Rice Robotics (Hong Kong) Limited

Rice Robotics (Hong Kong) Limited, a subsidiary of Rice Robotics AGI Holding Limited and an indirect majority owned subsidiary of Mint Incorporation Limited, is a provider of autonomous delivery robot solutions, with a market presence across Asia. Rice Robotics specializes in the design, development, and deployment of intelligent robotic systems for logistics and service industries. Its core technology platforms serve customers in Japan, demonstrating proven reliability in complex operational environments. With a focus on innovation and real-world application, Rice Robotics is committed to transforming last-mile delivery and service automation, enhancing operational efficiency and redefining customer experiences.

About Vengine Ventures

Vengine is the first venture builder for Robotics and Embodied Intelligence (“EI”) in the Greater Bay Area, with presence in Hong Kong and Shenzhen, collaborating with top academic and research institutions and industry leaders to accelerate the commercialization of advanced EI and robotics technologies. By leveraging industrial resources of its strategic partner, VTech, Vengine empowers tech teams and startups through product development support, rapid iteration facilitation, and business matching, with the mission to cultivate world-class leaders in next-generation robotics and smart hardware industries.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Important factors that could cause actual results to differ materially include, among others: no statement of work has been entered into; no manufacturer, customer or channel partner introduction may be made or may result in a definitive arrangement; the Company is not a party to the Agreement and holds only an indirect 54% interest in Rice Robotics; and the risks described under “Item 3.D. Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2026 and in the Company’s other filings with the U.S. Securities and Exchange Commission (the “SEC”). The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to review other factors that may affect its future results disclosed in the Company’s filings with the SEC.

Media Enquiries
Strategic Financial Relations Limited
Vicky Lee	Tel: (852) 2864 4834	E-mail: vicky.lee@sprg.com.hk
Rachel Ko	Tel: (852) 2114 2370	E-mail: rachel.ko@sprg.com.hk
Cherrie Man	Tel: (852) 2864 4846	E-mail: cherrie.man@sprg.com.hk

Mint Incorporation Limited
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